# Tipping the balance of healthcare




ENOX
HEPARIN MANAGEMENT TEST

2002 ANNUAL REPORT

pharmanetics

## PRODUCT PORTFOLIO

| Product | Description | Status | Drug |
|---|---|---|---|
| PT 1.6 & Controls | Prothrombin Time (ISI 1.6) | Launched | Warfarin |
| PT-ONE & Controls | Higher sensitivity Prothrombin Time (ISI 1.0) | Launched | Warfarin |
| PT-NC & Controls | Prothrombin Time (non-citrated) for finger stick testing | Launched | Warfarin |
| aPTT & Controls | Monitors low range heparin levels | Launched | Heparin |
| ENOX & Controls | Monitors effect of Enoxaparin Sodium (Lovenox) | Launched | Lovenox |
| LHMT & Controls | Monitors low to mid range heparin levels | Launched | Heparin |
| HMT & Controls | Monitors high range heparin levels | Launched | Heparin |
| HTT/PRT & Controls | Work with ACCENT® and HMT to customize heparin and protamine dosing during Cardio Pulmonary Bypass | Launched | Heparin Protamine |
| EQC | Electronic Quality Control provides an alternative to wet testing | Launched | |

Our time has arrived.

**Selling ENOX tests and a model for integrating diagnostics and therapeutics.**

PharmaNetics develops and sells rapid diagnostic tests for use at the bedside in critical care areas of the hospital. Our tests represent tools for physicians to manage therapy based on an individual patient's response to a particular drug. Our market niche is in developing tests for drugs affecting coagulation, and the market is growing and transitioning to new drug classes. Because our technology platform is flexible, the Company has the ability to manage almost any drug affecting coagulation. This flexibility gives PharmaNetics a unique competitive advantage and puts us on the forefront of integrating new diagnostic technologies and therapeutics to improve healthcare through customizing individual therapy.

**Validating the theranostic model.**

Since the establishment of our Company, we have worked to lay the technological groundwork to effect a leap in the practice of medicine through what we call "theranostics." PharmaNetics was sustained by a belief that theranostics — the integration of diagnostics and therapeutic therapies to customize patient care — will ultimately be responsible for tipping the balance of healthcare. Our concept and science were solid. And, while the learning curve was steep, we strived for clinical validation.

Now, validation has been achieved. In late August, the U.S. Food and Drug Administration (FDA) granted clearance for our Company to market our ENOX test for the widely administered drug, enoxaparin sodium, used worldwide in treating patients with unstable angina and coronary artery disease. The ENOX test is designed to optimize the administration of enoxaparin in cardiovascular settings, enabling physicians to quickly monitor the drug's effects at the bedside and customize therapies for individual patients.

Throughout the fall, a team of leading cardiologists coordinated an expanded clinical trial, the ELECT trial, involving 17 medical centers and 600 patients, to investigate the usefulness of our ENOX theranostic test. The results, announced on November 19, 2002, should permit physicians to use this drug with greater confidence than ever before. Moreover, these results demonstrated the viability of our work and our investment and confirm our belief in the market potential for the test. The ENOX test is a "missing link to better patient outcomes," said Dr. James Tcheng, an Associate Professor of Medicine at Duke University Medical Center and one of the principal investigators in the study. "I believe [it] will produce a paradigm shift in the treatment of coronary artery disease."

# Vision



It is the physician, and it will continue to be the physician, who demands better patient care, more control over therapy and more tools to customize patient treatments. Customizing patient care is the future, and our tests are a means for the physician to accomplish that end.

**Theranostic testing meets physician demand.**
The FDA clearance and ELECT trial have moved our business model beyond promising potential. Our successful test development was completed without enormous fanfare and was a direct result of physician demand for theranostic testing. Physician demand remains the catalyst for our success. It is the physician, and it will continue to be the physician, who demands better patient care, more control over therapy and more tools to customize patient treatments. Customizing patient care is the future, and our tests are a means for the physician to accomplish that end.

**More drug discovery, same problem: how to customize therapy.**
We have experienced a revolution in pharmaceutical discovery. More new drug compounds are under development today than at any time in history. In particular, an array of new anticoagulant medications is becoming available, such as low molecular weight heparin (of which enoxaparin is one), thrombin inhibitors, thrombolytics and platelet inhibitors. These drugs, which affect blood coagulation, can be extremely useful in treating critical-care patients suffering from angina, heart attack, stroke, deep-vein thrombosis and pulmonary embolism — conditions that ultimately are responsible for approximately seven of every 10 deaths in this country.

Realizing the potential of these new anticoagulant drugs requires investing millions of dollars, devoting years of effort and negotiating a gauntlet of regulatory hurdles. Once these challenges have been met, physicians prescribing these new drug compounds face an equally daunting hurdle: how to rapidly manage these compounds in light of individual patient responses. Many of these drugs have no antidotes and must be administered within narrow parameters; too low a dosage can render the medication less efficacious, while too much can cause bleeding and harm. Meanwhile, certain patient subsets who are generally excluded from clinical drug trials, such as the frail, obese, diabetic and renally impaired, are difficult to manage because they do not necessarily respond similarly to standard dosing regimes.

Unless dosing is truly individualized, the effectiveness of these drugs in particular patients is not guaranteed. In fact, because of the differing metabolisms and chemistries of individuals, most drug therapies often are effective between only 40% and 70% of the time. Heretofore, their true success may be constrained by the limits of medical diagnostic technology. In many critical care situations, physicians must follow standard dosing procedures because traditional laboratory testing is inefficient. Laboratory test results can take too long for physicians to adjust therapy decisions.

The potential market for anticoagulant and clot-dissolving drugs is very large. And, with the continuing development of new drugs that may supplant current medications as standard therapies — as well as the discovery of new applications for currently available drugs such as enoxaparin — the market is poised for strong growth.

**Working with pharmaceutical partners.**
As new medications are developed, we have formed close working relationships with many leading pharmaceutical companies. We partnered with Aventis, for example, to develop the test for enoxaparin. Thanks to another partnership with AstraZeneca, a test we created is already in place for the clinical management of Exanta, which is now in clinical trials and is expected to receive FDA clearance in 2004. We are talking with Sanofi to develop a theranostic test for another promising new coagulation drug, Arixtra. In 2002, we also signed an agreement with The Medicines Company, under which we will provide tests for rapidly monitoring the anticoagulant effects of Bivalirudin (Angiomax®). The Medicines Company also will share data with us from its clinical trials of Angiomax® in coronary artery bypass graft (CABG) surgery. With more than 500,000 CABG procedures performed each year in the United States, the potential market for Angiomax®-associated tests could exceed one million tests annually. PharmaNetics has the ability to manage a full array of thrombin inhibitors that include not only Bivalirudin (Angiomax®) but Melagatran, Refludan, PEG-Hirudin and Argatroban.

In the theranostic model, therapeutics and diagnostics are interdependent; these relationships are not just strategic, but synergistic. We believe it's important for physicians to know the anticoagulant status of their patients to ensure the drug's appropriate use. The speed and precision of our tests expand the potential market for these medications because they permit many subsets of patients, who once were excluded from consideration, to become candidates for new drug therapies. Finally, because our tests monitor individual response, they offer pharmaceutical companies the potential to open new markets for additional indications.

**Anticoagulant market is large and transitioning.**
The potential market for anticoagulant and clot-dissolving drugs is very large. And, with the continuing development of new drugs that may supplant current medications as standard therapies — as well as the discovery of new applications for currently available drugs such as enoxaparin — the market is poised for strong growth. According to the Datamonitor Coagulation Report 2001, global sales for drugs affecting coagulation should increase over 300% — from approximately $2.5 billion to nearly $9.6 billion — between 2000 and 2008. Roughly three-fourths of that growth is expected to come from drugs that were not even in clinical trials, much less on the market, in 2000. For example, Datamonitor projects that Exanta, Astra's new oral thrombin inhibitor, will have revenues of $2.9 billion in 2008. Arixtra is projected to claim $1.7 billion in sales. Meanwhile, Lovenox™ (the brand name under which enoxaparin is




Rapidpoint Coag
Cardiovascular Diagnostics, Inc.
SHIFT LEFT
SHIFT RIGHT
PRT

**In every successful technology development, there comes a decisive point when the platform receives the validation that drives its success. In PharmaNetics' case, the point came in 2002, with the FDA approval and subsequent success of our ELECT clinical trials.**

marketed in the United States), which already enjoys the leading position globally in its category, is projected to generate an annual growth rate of 8.7% in sales as it is used in new cardiovascular indications. Through 2008, its revenues are projected to more than double to $2 billion.

**Saddling every horse in the race.**

PharmaNetics is singularly positioned to reap the benefits of this growth. Since our beginning, we have pursued a strategy of developing tests for every significant drug affecting coagulation. As a result, we have the potential ability to monitor the effects of all 10 anticoagulants with the top sales volumes in 2002. More importantly, we have developed tests for nine of the 10 drugs that are projected to achieve the highest sales volumes in 2008. For those drugs that are still under development, our tests are being used in their clinical trials. Our competitors, meanwhile, own a test for managing just one or two of these top 10 drugs, coumadin and unfractionated heparin. It is our hope that the new classes of anticoagulants will replace unfractionated heparin and coumadin over the next five to 10 years. According to Datamonitor, coumadin sales are projected to fall from second- to 10th-highest among coagulation drugs by 2008. Assuming that new anticoagulant drugs will achieve Datamonitor's predicted market impact in the time frames stated, then, we believe that PharmaNetics is a compelling story.

**Regulatory, clinical and theranostic proof.**

In every successful technology development, there comes a decisive point when the platform receives the validation that drives its success. In PharmaNetics' case, the point came in 2002, with the FDA approval and subsequent results of our ELECT clinical trials. "The results of this study should help guide physicians in their use of Lovenox and may represent an advance in the treatment of patients with unstable angina," said Dr. David Moliterno, lead investigator and Associate Professor of Cardiovascular Medicine, the Cleveland Clinic. With ELECT, physicians have the clinical data to adopt enoxaparin as the standard for angioplasties and other cardiac procedures instead of continuing to rely on unfractionated heparin. Previous studies have shown unfractionated heparin to be less safe and effective. Now, complemented by our theranostic test, we believe that enoxaparin is poised to penetrate an expanding drug market that could exceed $1 billion. PharmaNetics, we believe, will play a key role in that growth. Moreover, the clinical trial proves the validity of our theranostic model — and demonstrates that physicians utilizing rapid diagnostic technologies, such as our tests, combined with therapeutics can enhance patient outcomes.

Though the regulatory and clinical trials were important events, the greatest achievement this year was proving the theranostic model.

**This is an exciting time to be part of PharmaNetics. This is the year we will discover just how far we can go in accelerating the theranostic momentum.**

While PharmaNetics has worked with numerous pharmaceutical companies to develop tests for use in clinical trials, it had not co-promoted the test and drug together with a major pharmaceutical company in the marketplace. The key to PharmaNetics' success will be utilizing the sales force of its pharmaceutical partner to facilitate test sales as a means to drive drug sales. Having our pharmaceutical partners recognize that the test can be a tool for selling physicians and overcoming drug management concerns in certain patient subsets was a milestone for the Company.

This year, PharmaNetics and Aventis agreed to initiate coordinated marketing and educational programs. This agreement was of major importance to PharmaNetics because much of the sales development expense is covered by Aventis. By hiring its own 18-person sales force and technical support team, PharmaNetics has the ability to leverage its sales personnel in working with Aventis' 700-personal enoxaparin sales force to make joint calls on qualified hospital leads within the top 1,000 hospitals doing cardiac catherizations in the United States. This partnership demonstrates a commitment on Aventis' part to develop a test to respond to certain physicians' concerns in cardiovascular settings. We are excited about our relationship with Aventis, but we believe that our theranostic model is applicable to any company introducing anticoagulants. And, that's the real future of our Company.

**Approaching commercialization with enthusiasm.**

Responding to a medical need, we developed a proprietary technology platform. We made significant investments in proving – and improving – that technology. We forged key partnerships with pharmaceutical companies to optimize the capabilities and usage of their new drugs, to improve clinical results, reduce costs, and participate in a new era in healthcare delivery. And, we are providing physicians, who are embracing this new era, with tools that give them the potential to improve outcomes for patients on anticoagulant drugs. We have steadily built momentum. Now, we have been officially cleared for takeoff. This is an exciting time to be part of PharmaNetics. This is the year we will discover just how far we can go in accelerating the theranostic momentum.

Sincerely,

John P. Funkhouser
President and Chief Executive Officer


ENOX

# selected consolidated financial data

| *(in thousands, except per share data)* | Years Ended December 31, 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Results of Operations | | | | | |
| Net sales | $ 4,090 | $ 4,539 | $ 4,269 | $ 3,909 | $ 4,141 |
| Cost of goods sold | 3,495 | 4,046 | 3,590 | 3,179 | 2,847 |
| Gross profit | 595 | 493 | 679 | 730 | 1,294 |
| Operating expenses: | | | | | |
| General and administrative | 4,899 | 4,525 | 3,330 | 2,715 | 2,815 |
| Sales and marketing | 1,498 | 1,208 | 1,051 | 799 | 707 |
| Research and development | 6,008 | 3,950 | 3,685 | 2,777 | 2,509 |
| Total operating expenses | 12,405 | 9,683 | 8,066 | 6,291 | 6,031 |
| Other income, net | 694 | 588 | 1,053 | 147 | 514 |
| Loss from continuing operations | (11,116) | (8,602) | (6,334) | (5,414) | (4,223) |
| Discontinued operations: | | | | | |
| Income from operations | — | — | — | 18 | 580 |
| Loss on disposal | — | — | — | (826) | — |
| Net loss | (11,116) | (8,602) | (6,334) | (6,222) | (3,643) |
| Beneficial conversion feature of Series A preferred stock | — | — | (3,004) | — | — |
| Preferred stock dividends | (482) | (566) | (626) | — | — |
| Net and comprehensive loss attributable to common shareholders | $ (11,598) | $ (9,168) | $ (9,964) | $ (6,222) | $ (3,643) |
| Basic and diluted loss per common share: | | | | | |
| Net loss attributable to common shareholders | $ (1.21) | $ (1.03) | $ (1.31) | $ (0.83) | $ (0.52) |
| Weighted average shares outstanding | 9,567 | 8,877 | 7,626 | 7,469 | 7,007 |
| Pro forma amounts assuming SAB 101 was retroactively applied[1]: | | | | | |
| Net and comprehensive loss attributable to common shareholders | $ (11,598) | $ (9,168) | $ (9,964) | $ (5,926) | $ (3,475) |
| Basic and diluted loss attributable to common shareholders per share | $ (1.21) | $ (1.03) | $ (1.31) | $ (0.79) | $ (0.50) |

| | As of December 31, 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Financial Condition | | | | | |
| Cash and cash equivalents | $ 9,146 | $ 14,883 | $ 5,344 | $ 3,661 | $ 3,998 |
| Short term investments | — | — | 3,904 | 1,500 | 3,703 |
| Total assets | 21,702 | 27,014 | 18,314 | 11,647 | 18,693 |
| Long-term debt and capital lease obligations, excluding current portion | 1,095 | 66 | 36 | 862 | 1,626 |
| Total liabilities | 7,543 | 3,386 | 3,632 | 2,039 | 2,949 |
| Accumulated deficit | (61,214) | (49,616) | (40,448) | (30,484) | (24,262) |
| Series A preferred stock | 7,520 | 7,520 | 8,102 | — | — |
| Contingently redeemable common stock | — | 8,538 | — | — | — |
| Common shareholders' equity | $ 6,638 | $ 7,570 | $ 6,580 | $ 9,608 | $ 15,744 |

[1] In fiscal 2000, the Company adopted SEC Staff Accounting Bulletin No. 101 ("SAB 101"). Under this method of accounting, development payments are deferred and recognized into income over the period of the related agreement. The amounts disclosed assume that SAB 101 was retroactively applied to prior years.

# management's discussion and analysis of financial condition and results of operations

Statements in this Annual Report that are not descriptions of historical facts are forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth herein and elsewhere, as well as in the Company's other filings with the SEC, and including, in particular, the ability of the Company to implement its business strategy, risks relating to new product development, uncertainties regarding market acceptance of the Company's products, government regulation, healthcare industry consolidation and competition.

## OVERVIEW

PharmaNetics, Inc., through its wholly owned subsidiary Cardiovascular Diagnostics, Inc. ("CVDI"), develops, manufactures and markets rapid turnaround diagnostics to assess blood clot formation and dissolution. The Company's products are a proprietary analyzer and dry chemistry tests, known as the Thrombolytic Assessment System or TAS that provide, at the point of patient care, rapid and accurate evaluation of hemostasis. PharmaNetics is also establishing itself in the emerging field of theranostics, or rapid near-patient testing, in which the diagnostic results may influence treatment decisions. Current tests and tests under development are used in the treatment of angina, heart attack, stroke, deep vein thrombosis and pulmonary and arterial emboli. The TAS technology is used at the point of patient care which provides many potential benefits, including faster results for better treatment of patients, reduced usage of blood products for bleeding complications, quicker patient transfers from costly critical care settings and reduced hospital costs due to less paperwork and personnel time in processing blood samples.

The Company currently derives income from the following sources: TAS product sales, interest income, and development income recognized in connection with collaboration agreements. Currently, product sales mainly consist of the Company's routine test cards, the PT, aPTT, HMT, HTT, PRT and LHMT tests along with the related controls and analyzers. These products are distributed under a global distribution agreement with Bayer Diagnostics. Bayer's strength is in critical care areas of the hospital, which the Company believes should facilitate the placement of the TAS technology. The Company's revenue from Bayer totaled approximately 94% of all revenue during 2002.

In addition, the Company's business strategy has evolved towards becoming more focused on theranostics, the development of specialty tests for drugs, some with narrow ranges between over- and under-dosage. Rapid diagnostic capabilities might improve patient care and turnover, and there is a market trend to obtain diagnostic information faster in order to effect therapy sooner. The Company believes that physicians are beginning to see the need for drug management tools and, consequently, the Company is seeking greater involvement of physician thought leaders during development of new test cards. The Company also believes that these trends should allow the Company to obtain higher pricing of these specialty tests. In furtherance of that objective, the Company commercially launched its first theranostic test, the Enox test, in January 2003 to detect the anticoagulant effects of enoxaparin sodium, a leading low molecular weight heparin marketed by Aventis. The Company's test is being sold through a coordinated advertising, marketing and educational program with Aventis. The Company has hired contract sales and technical service personnel to work with Aventis' sales force in promoting the test.

The Company also has exhibited the flexibility of the TAS platform and the potential to expand its menu of specialty tests by signing development agreements with major pharmaceutical companies to monitor the effects of certain new drugs that are in clinical trials or currently being marketed. Increased placement of specialty tests might also further demand for analyzers and routine anticoagulant tests. The Company believes it is well positioned in its development efforts to expand its menu of tests to monitor developmental drugs where rapid therapeutic intervention is needed.

## CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, judgments and the policies underlying these estimates on a periodic basis as the situation changes, and regularly discuss financial events, policies, and issues with our independent accountants and members of our audit committee. Actual results could differ from these estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

**Revenue Recognition**

Revenue from the sale of products is recorded when an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed and determinable and collectibility is reasonably assured. Substantially all of the Company's product sales in 2002 were made to the Company's distributor, Bayer. Income under license and development agreements is recognized over the anticipated period of the agreements with the collaborators, in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101). SAB 101 clarifies conditions to be met to recognize up-front non-refundable payments. Such payments are recognized over the life of the related agreement unless the payment relates to products delivered or services performed that represent the completion of the earnings process. Payments received but not recognized into income in the year of receipt are deferred and recognized over the period of the respective agreements. The Company has recognized revenue related to the development agreement with Aventis. The Company is recognizing revenue related to the Aventis development contract, which was entered into in 2000, over the agreement period.

**Stock-Based Compensation**

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its stock plans. Accordingly, in each period, the Company has used the intrinsic-value method to record stock based employee compensation. No compensation expense has been recognized for stock options granted to employees with an exercise price equal to or above the trading price per share of the Company's common stock on the grant date. During 2002, the Company recorded a non-cash expense of $1.3 million for deferred compensation related to extending by five years the termination date of options previously granted to a number of employees. In accordance with accounting guidelines, an expense was recorded at the modification date for the affected options.

## RESULTS OF OPERATIONS

**Year Ended December 31, 2002 vs. Year Ended December 31, 2001.**

Sales for the year ended December 31, 2002 decreased to $4.1 million compared to $4.5 million in 2001. Specialty test card sales in 2002 totaled $223,000 compared to $1.6 million in 2001. In 2001, the Company recorded specialty card revenue of $1.5 million related to a payment from AstraZeneca for specialty test cards previously purchased in 2000 that was required as part of the cessation of a collaboration agreement in 2001. Routine test card sales were essentially flat in 2002, totaling $2.4 million compared to $2.3 million in 2001. However, analyzer revenues increased strongly in 2002, totaling $1.1 million compared to $284,000 in 2001 as Bayer purchased additional units to meet customer demands. Controls revenue, which relates to the quality control products used with the test cards, also increased in 2002 to $342,000 compared to $257,000 in 2001. The gross profit margin in 2002 was 15% compared to 11% in 2001. Gross margin increased because higher material and labor costs from higher unit sales of analyzers were offset by decreased operational and technical support overhead devoted to producing test cards for sale. As a result of a new accounting software system, production overhead costs in 2002 of approximately $1.1 million have been classified as research and development expense in the statement of operations based on test cards produced and consumed in development activities.

Total operating expenses for 2002 totaled $12.4 million compared to $9.7 million 2001. General and administrative expenses increased $375,000 compared to 2001. Expenses related to relocating the Company's facility decreased compared to 2001 as these costs incurred in 2001 were not incurred in 2002. In addition, the Company incurred expenses related to implementing an ERP system during 2001 that were not incurred during 2002. These decreases totaled $700,000. The decreases were offset by a $1.1 million non-cash charge for deferred compensation related to extending the termination date of stock options previously granted to a number of employees. In accordance with accounting guidelines, the Company recorded an expense at the modification date for the affected options.

Sales and marketing expenses increased to $1.5 million from $1.2 million due to budgeted higher compensation costs of current personnel, fees related to recruiting a contract sales and technical service force and a $137,000 non-cash charge for deferred compensation related to extending the termination date of option grants for sales personnel. The contract sales and technical service personnel began work in January 2003. Consequently, the Company expects to incur significantly higher sales and marketing expense in 2003 than it did in 2002.

Research and development expenses increased in 2002 to $6.0 million from $4.0 million in 2001 related to budgeted personnel cost increases and higher costs associated with on-going development projects for supplies, experimental test cards and clinical trials expense. Development expense related to the Enox test alone increased approximately $1 million compared to the prior year. The Company also recorded a $71,000 non-cash charge for deferred compensation related to extending the termination date of option grants for research personnel.

Interest expense for the year ended December 31, 2002 decreased compared to 2001. In June 2001, the Company paid off debt to Transamerica Business Credit Corp. that had been entered into in 1997 to fund working capital and capital expenditures. The Company entered into a new loan with GE Capital in December 2002. See "Liquidity and Capital Resources." Interest income decreased in 2002 compared to 2001 due to significantly decreased interest rates and also lower average cash balances which lowered returns during the year.

Development income totaled $587,000 in 2002 compared to $264,000 in 2001. Development income in both years was derived from a collaboration agreement signed with Aventis Pharmaceuticals during 2000 related to the Company's enoxaparin test. The milestone payments received in 2002 of $3 million were deferred and are being recognized into income, along with milestone payments previously received , over the remaining life of this agreement of four years.

In February 2000, the Company completed a private placement of 120,000 shares of Series A convertible preferred stock. The Series A has a dividend of 6% payable quarterly in cash or in shares of common stock at the option of the Company. During the year ended December 31, 2002, the Series A dividend was paid by issuing 81,087 shares of common stock totaling $481,589.

**Year Ended December 31, 2001 vs. Year Ended December 31, 2000.**

Sales for the year ended December 31, 2001 increased to $4.5 million compared to $4.3 million in 2000. Specialty test card sales in 2001 were $1.6 million, of which $1.5 million related to a payment from AstraZeneca for specialty test cards previously purchased in 2000 that was required as part of the cessation of a collaboration agreement in 2001. This sales level compares to specialty test card revenue of approximately $600,000 recorded in 2000 when specialty test cards were purchased by a collaborative partner for use in their clinical trials. Routine test card sales increased 9% to $2.3 million in 2001 compared to $2.1 million in 2000 as Bayer increased placements of the TAS system. These increases were offset by decreases in analyzer sales and controls, as total analyzer revenue in 2001 was $290,000 compared to $1.1 million in 2000, and control revenue was $257,000 in 2001 compared to $385,000 in 2000. Analyzer sales decreased in 2001 as Bayer reduced its inventory of analyzers that it had purchased from the Company during 2000. The gross profit margin in 2001 was 11% compared to 16% in 2000. Gross margin decreased mainly due to increased costs in overhead related to increased production equipment and its related depreciation, production costs associated with the Company's plant relocation during 2001 and additional manufacturing and quality control personnel. The 2001 gross margin was aided by increased revenue from specialty test cards, principally the $1.5 million received from AstraZeneca.

Total operating expenses for 2001 totaled $9.7 million compared to $8.1 million 2000. General and administrative expenses increased $1.2 million compared to 2000 due to several factors. Higher personnel costs from salary and benefit increases were incurred as well as from additional personnel hired into administration. Increased facility and equipment costs were incurred related to the Company's relocation to new facilities. In addition, the Company incurred implementation costs in improving its management information systems during 2001.

Sales and marketing expenses increased due to higher compensation costs and expenditures related to marketing materials and training, mostly related to the enoxaparin test. Research and development expenses increased approximately 7% in 2001 compared to 2000. The change was mainly due to increased personnel and increased clinical trial costs related to the Company's enoxaparin test project and the project to further optimize our PT test.

Interest expense for the year ended December 31, 2001 decreased compared to 2000. In June 2001, the Company paid off debt to Transamerica Business Credit Corp. that had been entered into in 1997 to fund working capital and capital expenditures. Interest income decreased in 2001 compared to 2000 due to significantly decreased interest rates which lowered returns during the year.

Development income totaled $264,000 in 2001 compared to $492,000 in 2000. Development income in 2001 was derived from a collaboration agreement signed with Aventis Pharmaceuticals during 2000 related to the Company's enoxaparin test. The milestone payments received, which totaled $2 million through the end of 2001, are being recognized into income over the life of this agreement. Development income in 2000 was related to agreements signed previously with Bayer Diagnostics and Aventis. The Bayer development agreement ended in 2000.

In February 2000, the Company completed a private placement of 120,000 shares of Series A convertible preferred stock. The Series A has a dividend of 6% payable quarterly in cash or in shares of common stock at the option of the Company. During the year ended December 31, 2001, the Series A dividend was paid by issuing 69,604 shares of common stock totaling $566,210.

### LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company had cash and cash equivalents of $9.1 million and working capital of $9.5 million, as compared to $14.9 million and $15.8 million, respectively, at December 31, 2001. During 2002, the Company used cash in operating activities of $6.2 million. The use of cash was principally due to funding the net operating loss of the Company and increased inventories to support expected product sale increases. The operating uses of cash were partially offset by funding provided through the collaboration with Aventis that was recorded as deferred revenue.

Net cash used in investing activities was $1.4 million in 2002. Net cash provided by investing activities was $400,000 in 2001. The net cash used mainly resulted from expenditures for new machinery and management information systems equipment. The Company expects capital expenditures in 2003 to be lower than in 2002 and to range from $500,000 to $1,000,000.

Cash provided by financing activities was $1.8 million in 2002 as compared to $16.7 million in 2001. In 2002, the Company obtained a 3-year $1.5 million equipment loan from GE Capital. As of December 31, 2002, the outstanding balance under the GE Capital loan was approximately the full $1.5 million. During 2001, the Company issued common stock to Bayer for $17.4 million. The 2001 cash provided by financing activities was reduced by the pay off of the Company's debt owed to Transamerica Business Credit Corp.

The Company has sustained continuing operating losses in 2002 and had an accumulated deficit of $61.2 million as of December 31, 2002. The Company expects to incur operating losses until product revenues reach a sufficient level to support ongoing operations. In addition, in the years ended December 31, 2002 and 2001, the Company had negative cash flows from operations of approximately $6.2 million and $7.6 million, respectively. In addition to the capital expenditures noted above, the Company expects to incur additional operating losses during 2003, including additional sales and marketing expenses to support the new contract salesforce. The Company's working capital requirements will depend on many factors, primarily the volume of subsequent orders of TAS products from distributors, primarily Bayer, and from sales of specialty test cards such as the Enoxaparin test. In addition, the Company expects to incur costs associated with research and development of new test cards. The Company might acquire other products, technologies or businesses that complement the Company's existing and planned products, although the Company currently has no understanding, commitment or agreement with respect to any such acquisitions. In addition, the Company might consider a joint venture or the sale of manufacturing rights to complete the commercialization of its routine anticoagulant monitoring tests. Management believes that its existing capital resources and cash flows from operations, including that from its distribution agreement with Bayer, will be adequate to satisfy its planned liquidity and cash requirements through 2003.

If additional liquidity becomes necessary in the future, the Company will consider external sources of financing as needed. These financings may take the form of equity financings such as a private placement of common or preferred stock, a follow-on public offering of common stock or additional equity infusions from collaborative partners.

The 2001 common stock purchase agreement with Bayer contains a provision that, upon the occurrence of a change in control, as defined in the agreement, the Company would be required to compensate Bayer, in cash or shares of common stock, for any difference between per share prices originally paid by Bayer and the amount received by the Company's shareholders in the change of control transaction. In accordance with applicable accounting guidelines, the Company previously transferred to temporary equity an amount equal to the change in control payment called for by the purchase agreement. Because this change of control provision expired on December 31, 2002, the Company has transferred that amount from temporary equity back to permanent equity.

## CONTRACTUAL OBLIGATIONS

The Company has contractual obligations under notes payable, capital and operating lease agreements for years subsequent to 2002. Future payments as of December 31, 2002 are as follows:

| Year Ending December 31, | Notes Payable | Capital Leases | Operating Leases | Total |
|---|---|---|---|---|
| 2003 | $ 585,971 | $ 26,729 | $ 370,469 | $ 983,169 |
| 2004 | 583,762 | 19,521 | 373,618 | 976,901 |
| 2005 | 579,376 | 19,521 | 370,917 | 969,814 |
| 2006 | — | 6,506 | 347,865 | 354,371 |
| 2007 | — | — | 358,300 | 358,300 |
| Thereafter | — | — | 1,140,695 | 1,140,695 |
| Total payments | $1,749,109 | $ 72,277 | $2,961,864 | $ 4,783,250 |

## RECENT ACCOUNTING PRONOUNCEMENTS

In 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not presently have any asset retirement obligations, and thus this statement is not expected to materially impact the results of operations, financial condition, or cash flows.

In June 2002, the FASB issued Statement No. 146 (FAS 146), "Accounting for Exit or Disposal Activities." FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of FAS 146 includes (1) costs related to terminating a contract that is not a capital lease (2) termination benefits received by employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract and (3) costs to consolidate facilities or relocate employees. FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect this pronouncement to have a material impact on its financial statements.

In December 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. These provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has not and does not anticipate implementing the voluntary change to the fair value based method of accounting for stock-based compensation. The Company has implemented the disclosure provisions of SFAS No. 148 beginning with the December 31, 2002 consolidated financial statements.

On November 21, 2002, the Emerging Issues Task Force concluded on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which is proposed to be effective for revenue arrangements entered into in fiscal periods beginning after December 15, 2002. EITF 00-21 requires an analysis of whether (1) a delivered item has stand-alone value to the customer; (2) there is objective and reliable evidence of the fair value of the undelivered items; and (3) the delivery of the undelivered item is probable and substantially within the control of the vendor if the arrangement includes a general right of return relative to the delivered item. As a consequence, the application of EITF 00-21 may result in the acceleration of revenues for some arrangements and the deferral of revenue for others, even though EITF 00-21 does not address the timing or pattern of revenue recognition for a unit of accounting. The Staff also noted that although the SAB 101 guidance that relates to multiple-element arrangements will be superseded by EITF 00-21, the revenue-recognition guidance in SAB 101 will still apply to units of accounting that other authoritative literature does not specifically address with respect to revenue recognition. This statement did not have a material effect on the results of operations, financial condition, or cash flows.

On November 25, 2002, the Financial Standards Board issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company does not anticipate this statement to materially impact the results of operations, financial condition, or cash flows.

## FACTORS THAT MIGHT AFFECT FUTURE RESULTS

A number of uncertainties exist that might affect the Company's future operating results and stock price. There can be no assurance that new tests, particularly specialty tests, can be developed, receive regulatory approval, and be commercialized and accepted in the market. Other risks include: market acceptance of TAS; the Company's continuing losses and the resulting potential need for additional capital in the future; managed care and continuing market consolidation, which may result in price pressure, particularly on routine tests; competition within the diagnostic testing industry and FDA regulations and other regulatory guidelines affecting the Company and/or its collaborators. The market price of the common stock could be subject to significant fluctuations in response to variations in the Company's quarterly operating results as well as other factors which may be unrelated to the Company's performance. The stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of and announcements concerning public companies. Such broad fluctuations may adversely affect the market price of the Company's common stock. Securities of issuers having relatively limited capitalization are particularly susceptible to volatility based on short-term trading strategies of certain investors.

## QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, the Company is exposed to variety of risks including market risk associated with interest rate movements. The Company's exposure to market risk for changes in interest rates relates primarily to any investments the Company may hold at various times and also related to its long-term debt. When investing, the Company's purchases consist of highly liquid investments with maturities at the date of purchase between three and twelve months, thus, due to the short-term nature of such investments and the Company's usual intention to hold these investments until maturity, the impact of interest rate changes would not have a material impact on the Company's results of operations. In addition, all of the Company's long-term debt obligations are at fixed interest rates. Given the fixed rate nature of the debt, the impact of interest rate changes also would not have a material impact on the Company's results of operations.

# report of independent accountants

The Board of Directors and Shareholders of PharmaNetics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of PharmaNetics, Inc. and subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 14, 2003

# consolidated balance sheets

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 9,146,466 | $ 14,882,589 |
| Receivables: | | |
| Trade, net of allowance for doubtful accounts of $1,995 | 563,433 | 305,970 |
| Other | 91,030 | 156,425 |
| Total receivables | 654,463 | 462,395 |
| Inventories | 2,453,442 | 2,223,240 |
| Other current assets | 503,348 | 241,574 |
| Total current assets | 12,757,719 | 17,809,798 |
| Property and equipment, net | 8,292,059 | 8,502,558 |
| Patents and intellectual property, net | 580,054 | 550,663 |
| Other noncurrent assets | 71,801 | 150,586 |
| Total assets | $ 21,701,633 | $ 27,013,605 |

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| LIABILITIES, REDEEMABLE PREFERRED STOCK, CONTINGENTLY REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 1,276,762 | $ 740,785 |
| Accrued expenses | 461,000 | 723,249 |
| Deferred revenue, current portion | 1,089,362 | 487,462 |
| Current portion of long-term debt | 461,565 | 3,705 |
| Current portion of capital lease obligations | 20,462 | 18,904 |
| Total current liabilities | 3,309,151 | 1,974,105 |
| Deferred revenue, less current portion | 3,138,913 | 1,345,434 |
| Long-term debt, less current portion | 1,055,837 | 6,444 |
| Capital lease obligations, less current portion | 39,190 | 59,652 |
| Total noncurrent liabilities | 4,233,940 | 1,411,530 |
| Total liabilities | 7,543,091 | 3,385,635 |
| Commitments and contingencies (Note 9) | | |
| Series A convertible preferred stock, no par value; authorized 120,000 shares; 90,500 shares issued and outstanding at December 31, 2002 and 2001 (aggregate liquidation value at December 31, 2002 of $9,050,000) | 7,520,446 | 7,520,446 |
| Contingently redeemable common stock | - | 8,537,500 |
| Shareholders' equity: | | |
| Common stock, no par value; authorized 40,000,000 shares; 9,630,872 and 9,485,294 issued and outstanding at December 31, 2002 and 2001, respectively | 67,851,649 | 57,185,936 |
| Accumulated deficit | (61,213,553) | (49,615,912) |
| Total shareholders' equity | 6,638,096 | 7,570,024 |
| Total liabilities, redeemable preferred stock, contingently redeemable common stock and shareholders' equity | $ 21,701,633 | $ 27,013,605 |

The accompanying notes are an integral part of the consolidated financial statements.

# consolidated statements of operations

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net sales | $ 4,090,443 | $ 4,538,842 | $ 4,269,236 |
| Cost of sales | 3,495,581 | 4,046,329 | 3,589,832 |
| Gross profit | 594,862 | 492,513 | 679,404 |
| Operating expenses: | | | |
| General and administrative | 4,898,934 | 4,524,361 | 3,330,377 |
| Sales and marketing | 1,498,508 | 1,207,939 | 1,050,733 |
| Research and development | 6,007,750 | 3,950,289 | 3,684,573 |
| Total operating expenses | 12,405,192 | 9,682,589 | 8,065,683 |
| Loss from operations | (11,810,330) | (9,190,076) | (7,386,279) |
| Other income (expense): | | | |
| Interest expense | (18,413) | (72,194) | (200,391) |
| Interest income | 122,699 | 421,486 | 702,572 |
| Development income | 587,478 | 263,833 | 491,666 |
| License fee and royalty income | 43,705 | 24,000 | 46,095 |
| Other income (expense) | (41,191) | (48,588) | 12,814 |
| Other income, net | 694,278 | 588,537 | 1,052,756 |
| Net and comprehensive loss | (11,116,052) | (8,601,539) | (6,333,523) |
| Amortization of beneficial conversion feature of Series A convertible preferred stock | - | - | (3,003,590) |
| Preferred stock dividends | (481,589) | (566,210) | (626,638) |
| Net and comprehensive loss attributable to common shareholders | $ (11,597,641) | $(9,167,749) | $(9,963,751) |
| Basic and diluted net loss attributable to common shareholders | $ (1.21) | $ (1.03) | $ (1.31) |
| Weighted average number of outstanding common shares | 9,566,843 | 8,877,270 | 7,626,473 |

The accompanying notes are an integral part of the consolidated financial statements.

# consolidated statements of shareholders' equity

| | For the Years Ended December 31, 2002, 2001 and 2000 | | | |
|---|---|---|---|---|
| | Common Stock | | | Total |
| | Number of Shares | Amount | Accumulated Deficit | Shareholders' Equity |
| Balances at December 31, 1999 | 7,480,919 | $ 40,092,693 | $ (30,484,412) | $ 9,608,281 |
| Issuance of warrants | — | 1,106,403 | — | 1,106,403 |
| Conversions of preferred stock to common stock | 225,000 | 2,011,050 | — | 2,011,050 |
| Stock options exercised | 104,241 | 177,585 | — | 177,585 |
| Warrants exercised | 1,000 | 10,000 | — | 10,000 |
| Issuance of stock dividends | 40,065 | 626,638 | (626,638) | — |
| Amortization of beneficial conversion feature | — | 3,003,590 | (3,003,590) | — |
| Net loss for the year ended December 31, 2000 | — | — | (6,333,523) | (6,333,523) |
| Balances at December 31, 2000 | 7,851,225 | 47,027,959 | (40,448,163) | 6,579,796 |
| Conversions of preferred stock to common stock | 70,000 | 581,722 | — | 581,722 |
| Stock options exercised | 79,965 | 314,441 | — | 314,441 |
| Common stock issued | 1,450,000 | 17,359,464 | — | 17,359,464 |
| Issuance of stock dividends | 69,604 | 566,210 | (566,210) | — |
| Common stock repurchases | (35,500) | (126,360) | — | (126,360) |
| Reclassification to contingently redeemable common stock | — | (8,537,500) | — | (8,537,500) |
| Net loss for the year ended December 31, 2001 | — | — | (8,601,539) | (8,601,539) |
| Balances at December 31, 2001 | 9,485,294 | 57,185,936 | (49,615,912) | 7,570,024 |
| Stock options exercised | 82,791 | 402,611 | — | 402,611 |
| Issuance of stock dividends | 81,087 | 481,589 | (481,589) | — |
| Common stock repurchases | (18,300) | (102,897) | — | (102,897) |
| Unearned compensation related to common stock options | — | 1,346,910 | — | 1,346,910 |
| Reclassification from contingently redeemable common stock | — | 8,537,500 | — | 8,537,500 |
| Net loss for the year ended December 31, 2002 | — | — | (11,116,052) | (11,116,052) |
| Balances at December 31, 2002 | 9,630,872 | $ 67,851,649 | $ (61,213,553) | $ 6,638,096 |

The accompanying notes are an integral part of the consolidated financial statements.

## consolidated statements of cash flows

| | For the Years Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ (11,116,052) | $(8,601,539) | $(6,333,523) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization of property and equipment | 1,506,565 | 1,301,912 | 971,781 |
| Amortization of intangible assets | 148,073 | 203,951 | 159,421 |
| Amortization of discount on investments, net | — | (30,877) | (371,042) |
| Loss on trading investments | 44,096 | 8,120 | — |
| Noncash compensation | 1,346,910 | — | — |
| Provision for doubtful accounts | — | — | 3,574 |
| Provision for inventory obsolescence | 96,605 | 84,574 | 109,460 |
| (Gain) loss on disposal of fixed assets | 6,070 | 61,121 | (9,782) |
| Change in operating assets and liabilities: | | | |
| Receivables | (192,068) | (161,322) | 661,634 |
| Inventories | (326,806) | (1,021,832) | (65,950) |
| Other assets | (197,787) | 81,173 | (190,731) |
| Accounts payable and accrued expenses | 133,266 | (198,586) | 1,225,297 |
| Deferred revenue | 2,395,379 | 704,027 | 1,128,869 |
| Net cash used in operating activities | (6,155,749) | (7,569,278) | (2,710,992) |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (1,161,674) | (3,314,221) | (4,146,849) |
| Costs incurred to obtain patents and other intangibles | (100,513) | (87,398) | (37,223) |
| Purchases of short-term investments, held to maturity | — | — | (10,533,081) |
| Purchases of trading investments | (106,250) | (93,000) | — |
| Proceeds from maturities of investments | — | 3,935,000 | 8,500,000 |
| Net cash provided by (used in) investing activities | (1,368,437) | 440,381 | (6,217,153) |
| Cash flows from financing activities: | | | |
| Principal payments on long-term debt and capital lease obligations | (24,151) | (879,808) | (796,218) |
| Proceeds from issuance of long-term debt | 1,512,500 | — | — |
| Proceeds from exercise of stock options and warrants | 402,611 | 314,441 | 187,585 |
| Proceeds from issuance of common stock | — | 17,359,464 | — |
| Repurchase of common stock | (102,897) | (126,360) | — |
| Proceeds from issuance of Series A preferred stock | — | — | 11,219,621 |
| Net cash provided by financing activities | 1,788,063 | 16,667,737 | 10,610,988 |
| Net increase (decrease) in cash and cash equivalents | (5,736,123) | 9,538,840 | 1,682,843 |
| Cash and cash equivalents at beginning of year | 14,882,589 | 5,343,749 | 3,660,906 |
| Cash and cash equivalents at end of year | $ 9,146,466 | $14,882,589 | $ 5,343,749 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for interest expense | $ 18,413 | $ 72,194 | $ 200,391 |
| Cash paid during the year for income taxes | $ 0 | $ 0 | $ 0 |

The accompanying notes are an integral part of the consolidated financial statements.

# notes to consolidated financial statements

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization**

PharmaNetics, Inc. (the "Company") is a holding company incorporated in July 1998 as the parent company of Cardiovascular Diagnostics, Inc. ("CVDI"). CVDI was incorporated in November 1985 and is a developer, manufacturer and marketer of coagulation analyzers and rapid diagnostic tests to dose, manage and screen patients on drugs affecting coagulation. The Company develops tests based on its proprietary dry chemistry diagnostic test system, known as the Thrombolytic Assessment System ("TAS"), to provide rapid and accurate evaluation of hemostasis at the point of patient care. Cardiovascular Diagnostics Europe, BV ("CDE") is a wholly owned Dutch company that distributed the Company's products in Europe until March 1997 when it ceased operations.

**Principles Of Consolidation**

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications were made to the prior year financial statements to conform them to the current presentation.

**Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

**Inventories**

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market. The Company assesses its inventory on a periodic basis and recognizes reserves for obsolescence when necessary.

**Property And Equipment**

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows: machinery and equipment – 7 years; furniture and fixtures – 7 years; leasehold improvements and capital leases - the shorter of the estimated useful lives of the asset, or the term of the lease; IT equipment – 3 to 5 years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon disposition, the cost and related accumulated depreciation of property and equipment are removed from the accounts and any resulting gain or loss is reflected in operations.

**Patents And Intellectual Property**

Patents and intellectual property costs are capitalized and are amortized using the straight-line method over their estimated useful lives. Periods of amortization are evaluated periodically to determine whether later events and circumstances warrant revised estimates of useful lives.

**Impairment Of Long-Lived Assets**

The Company evaluates the recoverability of its property and equipment, patents and intellectual property in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). SFAS No. 144 requires measurement of a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). The statement also requires that for long-lived assets that are to be held and used (a) impairment should be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

**Revenue And Income Recognition Policies**

Revenue from the sale of products is recorded at the time the goods are shipped or when title passes. Income under license and development agreements is recognized over the anticipated period of the agreements with the collaborators (see Note 7). The Company periodically enters into agreements to sell its products under fixed price contracts. Management evaluates these contracts and recognizes a reserve if it becomes evident that the Company will incur losses under these agreements. No such reserves were necessary at December 31, 2002 or 2001.

**Research And Development**

Research and development costs are charged to operations as incurred. These costs include compensation costs, supplies, clinical trial expenses, depreciation on equipment used in research and development and the cost of test cards consumed in the research and development process. The cost of cards consumed in development includes material, labor and allocated manufacturing overhead.

**Income Taxes**

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities. These deferred tax assets, liabilities and tax carryforwards are determined using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

**Net Loss Per Common Share**

Basic net loss per common share attributable to common shareholders excludes dilution and is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common shareholders is computed using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. The Company's basic and diluted net loss attributable to common shareholders for the years ended December 31, 2002, 2001 and 2000 is the same because, for loss periods, the inclusion of potential common shares would be antidilutive. Options currently outstanding that could be dilutive in the future are summarized in Note 12.

**Stock-Based Compensation**

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its stock plans. Accordingly, in each period, the Company has used the intrinsic-value method to record stock based employee compensation. No compensation expense has been recognized for stock options granted to employees with an exercise price equal to or above the trading price per share of the Company's common stock on the grant date. The pro forma compensation cost for the Company's plans if the grants had been based on the fair value at the grant dates consistent with SFAS No. 123 is summarized below.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation–An Interpretation of APB 25." This interpretation clarifies: the definition of employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in business combinations. During 2002, the Company recorded a non-cash expense of $1.3 million for deferred compensation related to extending by five years the termination date of options previously granted to a number of employees. In accordance with accounting guidelines, an expense was recorded at the modification date for the affected options.

In December 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. These provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has not and does not anticipate implementing the voluntary change to the fair value based method of accounting for stock-based compensation. The Company has implemented the disclosure provisions of SFAS No. 148 beginning with the December 31, 2002 consolidated financial statements as noted below.

For purposes of the proforma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the estimated fair value of equity instruments is amortized to expense over their respective vesting periods. The following assumptions were used for grants in 2002, 2001 and 2000:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Volatility | 86%-88% | 133% | 75% |
| Risk free interest rate | 3%-4.5% | 4.5%-5% | 5%-6.5% |
| Expected life of options | 6 years | 6 years | 6 years |

For 2002, 2001 and 2000, the following table summarizes the net loss and stock-based compensation expense, as reported, compared to pro forma amounts had the fair value method been applied:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net loss attributable to common shareholders, as reported | $ (11,597,641) | $ (9,167,749) | $ (9,963,751) |
| Net loss per basic and diluted share, as reported | $ (1.21) | $ (1.03) | $ (1.31) |
| Stock based compensation, as reported | $ (1,346,910) | - | - |
| *Stock based compensation based on fair value method* | $ (1,443,975) | $ (1,193,849) | $ (1,172,505) |
| Pro forma net loss using fair value method | $ (11,694,706) | $ (10,361,598) | $ (11,136,256) |
| Pro forma net loss per basic and diluted share | $ (1.22) | $ (1.17) | $ (1.46) |

**Fair Value Of Financial Instruments**

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. The estimated values of the Company's debt is provided in Note 8.

**Use Of Estimates In The Preparation Of The Financial Statements**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**Comprehensive Income (Loss)**

The Company calculates and discloses comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires the Company to display an amount representing comprehensive income (loss) for all reporting periods in the financial statements. Comprehensive income (loss) must be displayed with the same prominence as other financial statements. There were no items of other comprehensive income (loss) for the years ended December 31, 2002, 2001 or 2000.

**Cash Flow Information**

A supplemental schedule of non-cash financing activities during the three years ended December 31, 2002 is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Acquisition of assets through capital leases | $ - | $ 71,790 | $ 20,863 |
| Dividends on convertible preferred stock | 481,589 | 566,210 | 626,638 |
| Conversion of Series A Preferred Stock into common stock | - | 581,722 | 2,011,050 |
| Purchases of property, plant and equipment in accounts payable at year end | 140,462 | 55,750 | 734,162 |
| *Amortization of beneficial conversion feature of Series A Preferred Stock* | - | - | 3,003,590 |
| Issuance of warrants in conjunction with preferred stock financing | - | - | 62,400 |

**Recent Accounting Pronouncements**

In 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not presently have any asset retirement obligations, and thus this statement is not expected to materially impact the Company's results of operations, financial condition, or cash flows.

In June 2002, the FASB issued Statement No. 146 (FAS 146), "Accounting for Exit or Disposal Activities." FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of FAS 146 includes (1) costs related to terminating a contract that is not a capital lease (2) termination benefits received by employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract and (3) costs to consolidate facilities or relocate employees. FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect this pronouncement to have a material impact on its financial statements.

On November 21, 2002, the Emerging Issues Task Force concluded on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which is proposed to be effective for revenue arrangements entered into in fiscal periods beginning after December 15, 2002. EITF 00-21 requires an analysis of whether (1) a delivered item has stand-alone value to the customer; (2) there is objective and reliable evidence of the fair value of the undelivered items; and (3) the delivery of the undelivered item is probable and substantially within the control of the vendor if the arrangement includes a general right of return relative to the delivered item. As a consequence, the application of EITF 00-21 may result in the acceleration of revenues for some arrangements and the deferral of revenue for others, even though EITF 00-21 does not address the timing or pattern of revenue recognition for a unit of accounting. The Staff also noted that although the SAB 101 guidance that relates to multiple-element arrangements will be superseded by EITF 00-21, the revenue-recognition guidance in SAB 101 will still apply to units of accounting that other authoritative literature does not specifically address with respect to revenue recognition. This statement did not have a material effect on the results of operations, financial condition, or cash flows.

On November 25, 2002, the Financial Standards Board issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company does not anticipate this statement to materially impact the results of operations, financial condition, or cash flows.

## 2. INVESTMENTS

Included in other current assets at December 31, 2002 and 2001 are trading investments of $147,034 and $84,879, respectively consisting of marketable equity securities related to the Company's Supplemental Executive Retirement Plan. The related liability of $53,053 is included within accrued expenses.

## 3. INVENTORIES

Inventories at December 31, 2002 and 2001 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Raw materials | $ 1,869,012 | $ 1,779,190 |
| Work in progress | 280,480 | 115,512 |
| Finished goods | 378,950 | 403,538 |
| Less: reserve | (75,000) | (75,000) |
| | $ 2,453,442 | $ 2,223,240 |

### 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Machinery and equipment | $ 7,696,387 | $ 7,441,819 |
| Leasehold improvements, furniture and fixtures | 3,377,585 | 3,377,585 |
| IT equipment | 1,328,173 | 1,228,094 |
| Construction in progress | 1,316,494 | 384,611 |
| Equipment under capital lease | 92,653 | 92,653 |
| | 13,811,292 | 12,524,762 |
| Less accumulated depreciation and amortization | 5,519,233 | 4,022,204 |
| | $ 8,292,059 | $ 8,502,558 |

Accumulated amortization of equipment under capital lease at December 31, 2002 and 2001 was $38,418 and $17,106 respectively.

### 5. PATENTS AND INTELLECTUAL PROPERTY

Patents and intellectual property at December 31, 2002 and 2001 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Patents | $ 807,864 | $ 707,351 |
| Intellectual property | 197,446 | 197,446 |
| | 1,005,310 | 904,797 |
| Less accumulated amortization | 425,256 | 354,134 |
| | $ 580,054 | $ 550,663 |

During 2002, 2001 and 2000, the Company recognized $71,122, $73,802, and $69,722, respectively, of amortization related to these assets. *Amortization for the next five years will be approximately $40,000 per year.*

### 6. ACCRUED EXPENSES

Accrued expenses consist of the following:

| | 2002 | 2001 |
|---|---|---|
| Accrued compensation and benefits | $ 250,871 | $ 168,820 |
| Accrued clinical liabilities | 105,867 | 437,000 |
| Accrued professional fees | 38,813 | 20,000 |
| Other | 65,449 | 97,429 |
| | $ 461,000 | $ 723,249 |

### 7. DEVELOPMENT INCOME AND DEFERRED REVENUE

The Company recognizes development income in accordance with SEC Staff Accounting Bulletin No. 101. During 2002, 2001 and 2000, the Company received payments as part of collaboration agreements with other entities and recognized $587,478, $263,833, and $491,666, respectively, of development income related to these agreements. Payments received but not recognized into income in the year of receipt are deferred and recognized over the period of the respective agreements. At December 31, 2002, total payments received but deferred to future periods aggregated $4,228,275.

### 8. LONG-TERM DEBT

Long-term debt as of December 31, 2002 and 2001 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Notes payable | $ 1,517,402 | $ 10,149 |
| Current portion of notes payable | 461,565 | 3,705 |
| Notes payable, excluding current portion | $ 1,055,837 | $ 6,444 |

In December 2002, the Company received a loan of $1.5 million from GE Capital to fund capital expenditures. The loan has an interest rate of 9.5% and is collateralized by existing fixed assets. The loan includes certain covenants related to, among other things, maintenance of the collateral, but does not contain financial covenants.

Notes payable mature as follows: 2003 - $461,565; 2004 - $505,149; and 2005 - $550,688.

The fair value of the debt is estimated by discounting the future cash flows using current rates that would be offered to the Company for similar debt issues. The fair values of long-term debt at December 31, 2002 and 2001 were approximately $1,517,402 and $10,149, respectively.

## 9. LEASES

As of December 31, 2002, the Company leases its current facility under an operating lease agreement that contains an escalation rent clause tied to a pricing index and that extends until 2011. In addition, the Company leases certain equipment under various capital and operating lease agreements. Rent expense related to operating leases totaled $396,074, $511,541, and $435,386 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments as of December 31, 2002 are as follows:

| **Year ending December 31,** | **Capital Leases** | **Operating Leases** |
|---|---|---|
| 2003 | $ 26,729 | $ 370,469 |
| 2004 | 19,521 | 373,618 |
| 2005 | 19,521 | 370,917 |
| 2006 | 6,506 | 347,865 |
| 2007 | - | 358,300 |
| Thereafter | - | 1,140,695 |
| Total minimum lease payments | 72,277 | $ 2,961,864 |
| Imputed interest | (12,625) | |
| Present value of minimum lease payments | 59,652 | |
| Less current maturities | 20,462 | |
| Long-term capital lease obligations | $ 39,190 | |

## 10. PREFERRED STOCK

During 2000, the Company completed a private placement of 120,000 shares of Series A convertible preferred stock ("Series A"), resulting in net proceeds of approximately $11,220,000, together with five-year warrants to acquire 240,000 shares of common stock at $10.00 per share. Approximately $1,275,000 of the net proceeds was allocated to the warrants based on their relative fair values. During the year ended December 31, 2002, the Series A dividend was paid by issuing 81,087 shares of common stock. The Series A has a dividend of 6% payable quarterly in cash or in shares of common stock at the option of the Company. Each share of the Series A is convertible into ten shares of common stock at $10.00 per share. The Series A is convertible at any time at the option of the holder and may be redeemed by the Company for $10 per preferred share upon the occurrence of any of the following events: (a) the common stock closes at or above $20.00 per share for 20 consecutive trading days, (b) a completion by the Company of a follow-on public offering of at least $10 million at a per share price of at least $15.00, (c) the acquisition of the Company by another entity by means of a transaction that results in the transfer of 50% or more of the outstanding voting power of the Company, (d) a sale of all or substantially all of the Company's assets, or (e) at any time after February 28, 2004. The holders of the Series A have a liquidation preference of $100 per share plus any accrued but unpaid dividends then held, such amounts subject to certain adjustments. The holders also have the right to vote together with the common stock on an as-converted basis.

On the date of issuance of the Series A, the effective conversion price of the Series A was at a discount to the price of the common stock into which the Series A is convertible. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," this discount totaled $3,003,590 and was recorded as a preferred stock dividend.

## 11. COMMON STOCK

In April 2001, Bayer Diagnostics, the Company's distributor, purchased 1,450,000 shares of common stock of the Company at $12 per share for $17.4 million. The Company and Bayer entered into an amended distribution agreement to replace the previous distribution agreement between the parties entered into during 1998. The 2001 common stock purchase agreement with Bayer contains a provision that, upon the occurrence of a "change in control," as defined in the agreement, the Company may be required to compensate Bayer, in cash or shares of common stock, for any difference between per share prices originally paid by Bayer and the amount of consideration received by the Company's shareholders pursuant to the change of control transaction. In accordance with the implementation requirements of Emerging Issues Task Force Abstract No. 00-19, the Company has transferred from permanent equity to temporary equity an amount equal to the potential "change in control" payment called for by the purchase agreement assuming a "change in control" transaction yielding a payment to common shareholders equal to the fair market value of our common stock, as measured by reference to the closing sale price of our common stock on the NASDAQ National Market, at the end of each reporting period. Under the accounting guidelines, this temporary transfer is required only for those reporting periods in which the price per share paid by Bayer is higher than the fair market value of a common share. This provision expires on December 31, 2002, and as a result, the Company has reclassed the temporary equity related to this provision to permanent equity.

## 12. STOCK OPTIONS

The Company maintains two stock option plans whereby nonqualified and incentive stock options may be granted to employees, consultants and directors of the Company. Under these plans, options to purchase common stock are granted at a price determined by the Board of Directors. The options may be exercised during specified future periods and generally vest over four years and generally expire ten years from the date of grant. In 1994, the Company established the 1994 Stock Plan in which 639,249 shares of the Company's common stock are reserved for issuance. In 1995, the shareholders of the Company approved the adoption of the Company's 1995 Stock Plan in which 1,613,150 shares of the Company's common stock are currently reserved for issuance.

During 2002, the Company recorded a non-cash expense of $1.3 million for deferred compensation related to extending by five years the termination date of options previously granted to a number of employees. In accordance with accounting guidelines, an expense was recorded at the modification date for the affected options.

A summary of the status of the Company's Plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates, including the weighted average exercise price is presented below:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted Average Exercise Price** | **Shares** | **Weighted Average Exercise Price** | **Shares** | **Weighted Average Exercise Price** |
| Outstanding at beginning of year | 1,387,167 | $ 6.12 | 1,311,898 | $ 5.63 | 1,211,887 | $ 4.09 |
| Granted | 273,015 | $ 6.56 | 236,992 | $ 8.46 | 228,000 | $12.73 |
| Exercised | (82,791) | $ 4.86 | (82,223) | $ 5.36 | (113,987) | $ 3.14 |
| Forfeited | (40,757) | $ 8.04 | (79,500) | $ 5.83 | (14,002) | $ 6.07 |
| Outstanding at end of year | 1,536,634 | $ 6.21 | 1,387,167 | $ 6.12 | 1,311,898 | $ 5.63 |
| Options exercisable at year-end | 907,890 | $ 5.12 | 854,300 | $ 4.55 | 787,273 | $ 3.92 |

The weighted average fair value per share of options granted during the years ended December 31, 2002, 2001 and 2000 was $4.88, $7.71 and $8.97, respectively.

The following table summarizes information about the Plans' stock options, including the weighted average remaining contractual life (Life), at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number | Life | Weighted Average Exercise Price | Number | Weighted Average Exercise Price |
| $0.79 | 284,759 | 6.4 years | $ 0.79 | 284,759 | $ 0.79 |
| $3.75-$5.00 | 214,125 | 3.9 years | $ 4.66 | 214,125 | $ 4.66 |
| $5.25-$5.75 | 77,250 | 6.0 years | $ 5.27 | 58,500 | $ 5.28 |
| $6.00-$6.67 | 513,518 | 8.3 years | $ 6.29 | 162,000 | $ 6.04 |
| $7.00-$9.87 | 273,982 | 8.5 years | $ 8.49 | 99,256 | $ 8.92 |
| $10.00-$15.06 | 173,000 | 7.5 years | $13.63 | 89,250 | $14.01 |
| | 1,536,634 | | | 907,890 | |

### 13. SIGNIFICANT CUSTOMERS

During the years ended December 31, 2002, 2001 and 2000 there were sales to customers that exceeded 10% of net consolidated sales. Sales to these customers were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Dade Behring | $ - | $ - | $ 257,561 |
| Bayer Diagnostics | 3,862,694 | 2,859,130 | 3,335,775 |
| AstraZeneca | 160,000 | 1,500,000 | 600,000 |

As of December 31, 2002 and 2001, there were outstanding receivables from the Company's distributor, Bayer Diagnostics, that exceeded 10% of total trade receivables. Receivables from this customer as a percentage of total trade receivables were as follows: 2002- 96%; 2001- 96%.

The Company generated revenue from sales to different geographic areas for 2002, 2001 and 2000 as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | $ 3,930,443 | $ 3,038,842 | $ 3,669,236 |
| Sweden | 160,000 | 1,500,000 | 600,000 |
| Total sales | $ 4,090,443 | $ 4,538,842 | $ 4,269,236 |

### 14. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash in accounts with federally insured depository institutions (up to $100,000). At December 31, 2002 the Company had a majority of its cash and cash equivalents in one financial institution. Concentrations of credit risk with respect to trade receivables exist due to the Company's small customer base. Periodic credit evaluations of customers' financial condition are performed and generally no collateral is required. The Company establishes reserves for expected credit losses and such historical losses, in the aggregate, have not exceeded management's expectations.

### 15. LICENSE AGREEMENTS

The Company entered into a license agreement with Tokuyama Soda Company, Ltd. ("TS"), as amended in December 1995, pursuant to which the Company granted TS exclusive rights to manufacture and sell PT and aPTT tests and analyzers in certain Asian countries. The Company received royalty payments under this agreement of $43,705, $24,000, and $46,095 during the years ended December 31 2002, 2001 and 2000, respectively.

## 16. INCOME TAXES

The Company has not incurred income tax expense for the years ended December 31, 2002, 2001 and 2000. A reconciliation of expected income tax at the statutory Federal rate of 34% with the actual income tax expense for the years ended December 31, 2002, 2001 and 2000 is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected income tax benefit at federal statutory rate | $ (3,779,457) | $ (2,923,015) | $ (2,148,144) |
| State tax provision (benefit) | (440,877) | (397,096) | (194,935) |
| Other | 16,240 | 669 | 91,694 |
| Research and development credit | (156,107) | (47,057) | (60,849) |
| Change in valuation allowance | 4,360,201 | 3,366,499 | 2,312,234 |
| Net income tax provision | $ - | $ - | $ - |

The components of the net deferred tax assets and net deferred tax liabilities as of December 31, 2002 and 2001 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| *Net operating loss carryforward* | $ 19,071,000 | $ 15,581,000 |
| Research and development credits | 659,000 | 503,000 |
| Foreign tax credits | 35,000 | 35,000 |
| Accrued expenses | 34,000 | 1,000 |
| Alternative minimum tax credits | 9,000 | 9,000 |
| Other | 1,916,000 | 862,000 |
| Total gross deferred tax assets | 21,724,000 | 16,991,000 |
| Valuation allowance | (20,692,000) | (16,294,000) |
| Net deferred tax assets | 1,032,000 | 697,000 |
| Deferred tax liabilities: | | |
| Patents | 179,000 | 168,000 |
| Investment adjustment | 484,000 | 488,000 |
| Fixed assets | 369,000 | 41,000 |
| Total gross deferred tax liabilities | 1,032,000 | 697,000 |
| Net deferred taxes | $ - | $ - |

At December 31, 2002 and 2001, the Company had approximately $49,828,000 and $40,712,000, respectively, of combined federal net operating losses. These losses expire in varying amounts beginning in 2004 if not utilized. At December 31, 2002 and 2001 for state income tax purposes, Cardiovascular Diagnostics, Inc. had net operating loss carryforwards of approximately $46,373,000 and $37,647,000, respectively. These carryforwards expire in varying amounts beginning in 2008 if not utilized. To the extent that a previously owned subsidiary's net operating losses incurred through 1994 (approximately $2,000,000 at December 31, 2002) are utilized in the future, the benefit will reduce the excess cost over fair value of net assets acquired. The 2002 and 2001 valuation allowance includes an allowance against net operating losses generated by tax only deductions for stock options for approximately $140,000, for which the benefit will go directly to shareholders' equity.

Due to the Company's history of operating losses and uncertainty regarding its ability to generate taxable income in the future, management has determined that a valuation allowance equal to the amount of net deferred tax assets is required at December 31, 2002 and 2001.

As a result of changes in ownership in prior years, as defined by Internal Revenue Code Section 382, the utilization of a previously owned subsidiary's loss carryforwards generated through December 31, 1993 and the Company's consolidated loss carryforwards generated through January 1994 will be subject to an annual limitation of $175,000 and $482,000, respectively.

An additional change in ownership occurred in 1995 in connection with the Company's initial public offering which subjects the loss carryforwards generated during the period from January 1994 to December 1995 to an incremental annual limitation of $1,954,000 per year.

## 17. SUMMARY QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents a summary of operations for the quarters of 2002 and 2001:

| 2002 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 943,000 | $ 798,000 | $ 1,176,000 | $ 1,173,000 |
| Gross profit | 37,000 | 77,000 | 255,000 | 226,000 |
| Net loss before preferred stock charges | (2,255,000) | (2,323,000) | (2,186,000) | (4,352,000)[1] |
| Net loss attributable to common shareholders | (2,381,000) | (2,426,000) | (2,294,000) | (4,497,000) |
| Net loss attributable to common shareholders per common share | $ (0.25) | $ (0.25) | $ (0.24) | $ (0.47) |

| 2001 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 802,000 | $ 1,322,000 | $ 1,235,000 | $ 1,180,000 |
| Gross profit | 56,000 | 210,000 | 231,000 | (4,000) |
| Net loss before preferred stock charges | (1,761,000) | (2,333,000) | (2,026,000) | (2,482,000) |
| Net loss attributable to common shareholders | (1,908,000) | (2,477,000) | (2,160,000) | (2,623,000) |
| Net loss attributable to common shareholders per common share | $ (0.24) | $ (0.28) | $ (0.23) | $(0.28) |

(1) Includes $1.3 million non-cash compensation expense related to stock-based compensation

# directors and officers

**DIRECTORS**

John P. Funkhouser
*Chairman*
*PharmaNetics, Inc.*

James B. Farinholt, Jr.
*Managing Director*
*Tall Oaks Capital Partners*

John K. Pirotte
*Chairman and Chief Executive Officer*
*CORPEX Technologies, Inc.*

Stephen R. Puckett
*Chairman*
*MedCath, Inc.*

Philip R. Tracy, Esquire
*Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan*

Frances L. Tuttle
*Senior Vice President*
*Near Patient Testing, Bayer Diagnostics*

**OFFICERS**

John P. Funkhouser
*President and Chief Executive Officer*

James A. McGowan
*Chief Financial Officer*

Michael D. Riddle
*Executive Vice President, Marketing, Sales and Business Development*

Mark X. Triscott
*Vice President, Research and Development*

Laura P. Nea
*Director of Quality Assurance*

Paul T. Storey
*Director of Finance, Corporate Secretary and Treasurer*

Gregory S. Godlevski
*Vice President, Software*

# corporate data

**Independent Auditors**
PricewaterhouseCoopers LLP
Raleigh, North Carolina

**Transfer Agent and Registrar**
Wachovia Bank, National Association
Shareholder Services Group
1525 West W.T. Harris Blvd., 3C3
Charlotte, North Carolina 28288-1153

**Legal Counsel**
Wyrick, Robbins, Yates & Ponton LLP
Raleigh, North Carolina

**Corporate Headquarters**
PharmaNetics, Inc.
9401 Globe Center Drive, Suite 140
Morrisville, North Carolina 27560
Phone: (919) 582-2600
Fax: (919) 582-2601

**Annual Meeting**
The annual meeting of stockholders will be held on May 8, 2003, at 10:30 (local time) at 9401 Globe Center Drive, Suite 140, Morrisville, North Carolina.

**Form 10-K**
A copy of the Company's annual report on form 10-K, as filed with the Securities and Exchange Commission, is available without exhibits, free of charge to its stockholders. Requests should be addressed to Paul T. Storey, Director of Finance, PharmaNetics, Inc., 9401 Globe Center Drive, Suite 140, Morrisville, North Carolina 27560

**Common Stock**
PharmaNetics' common stock is traded on The Nasdaq Stock Market's National Market under the symbol PHAR. No cash dividends have been paid on the common stock to date, and the Company does not anticipate paying any cash dividends in the foreseeable future. As of March 19, 2003, there were approximately 89 stockholders of record and approximately 3,000 persons or entities holding common stock in nominee name.

The following tables show the quarterly range of high and low closing sales prices of the common stock during the fiscal period indicated:

| 2001 | High | Low |
|---|---|---|
| First Quarter | $12.81 | $ 6.81 |
| Second Quarter | $11.15 | $ 7.75 |
| Third Quarter | $10.45 | $ 6.75 |
| Fourth Quarter | $ 8.00 | $ 6.16 |

| 2002 | High | Low |
|---|---|---|
| First Quarter | $ 9.88 | $ 6.50 |
| Second Quarter | $ 8.15 | $ 4.96 |
| Third Quarter | $ 6.99 | $ 3.50 |
| Fourth Quarter | $ 7.04 | $ 4.89 |

| 2003 | High | Low |
|---|---|---|
| First Quarter (through 3-21-03) | $10.35 | $ 6.93 |

pharmaNETICS Inc.

9401 Globe Center Drive, Suite 140
Morrisville, North Carolina 27560